UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

April 3, 2025

Date of Report (Date of earliest event reported)

International Media Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40687	86-1627460
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1604 US Highway 130 North Brunswick, NJ	08902
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 960-3677

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On April 3, 2025, International Media Acquisition Corp., a Delaware corporation (“IMAQ”) entered into a Merger Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with VCI Holdings Limited, a British Virgin Islands business company (the “Target Company”), and Vietnam Biofuels Development Joint Stock Company, a Vietnamese company (“VNB” and together with Target Company, the “Target Group”), pursuant to which (a) IMAQ will form International Media Mini Acquisition Corp, a British Virgin Islands business company, as its wholly owned subsidiary (“Purchaser”), (b) IMAQ will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser be the surviving entity (the “Redomestication Merger Surviving Corporation”), (c) following the Redomestication Merger, the Redomestication Merger Surviving Corporation will purchase 100% of the issued and outstanding shares of the Target Company (the “Share Purchase”) and (d) following the completion of the Share Purchase, the Target Company shall become a direct wholly owned subsidiary of the Redomestication Merger Surviving Corporation (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States.

Pursuant to the Merger Agreement, upon its formation, the Purchaser shall sign a joinder agreement, agreeing to be bound by the Merger Agreement as if the Purchaser were a party thereto on the date of its signing.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1, and is incorporated herein by reference, and the description of the Merger Agreement herein is qualified in its entirety by reference thereto.

All capitalized terms used herein, but not otherwise defined, shall have the respective meanings ascribed to such terms in the Merger Agreement.

Redomestication Merger and Acquisition Consideration

Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid is an aggregate of $1,000,000,000 divided by $10.00, consisting of 90,000,000 Redomestication Merger Surviving Corporation Class A Ordinary Shares and 10,000,000 Redomestication Merger Surviving Corporation Class B Ordinary Shares (collectively, the “Closing Payment Shares”). The Class A and Class B ordinary Shares will be substantially the same, except that each Class A ordinary share shall have one (1) vote, while each and each Class B ordinary shares shall have twenty (20) votes. In addition, the Class B ordinary shares will be convertible into Class A ordinary shares on a 1 for 1 basis.

At the Redomestication Merger Effective Time, each of the Parent’s issued and outstanding securities will be converted automatically into securities of the Redomestication Merger Surviving Corporation as follows:

●	Each Parent Common Stock shall be converted automatically into one corresponding share of the Redomestication Merger Surviving Corporation Class A Ordinary Share and all Parent Common Stock shall cease to be issued and shall automatically be cancelled and retired and shall cease to exist;

●	Each Parent Unit shall be converted into one Redomestication Merger Surviving Corporation Unit, which shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Units, and all Parent Units shall cease to be outstanding, shall automatically be cancelled and retired and shall cease to exist;

●	Each Parent Right shall be converted automatically into one Redomestication Merger Surviving Corporation Right, which shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Rights, and all Parent Rights shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist; and

●	Each Parent Warrant shall be converted automatically into one Redomestication Merger Surviving Corporation Warrant, which shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Warrants, and all Parent Warrants shall cease to be outstanding, shall automatically be cancelled and retired and shall cease to exist.

Representations and Warranties

The Merger Agreement contains certain representations and warranties of the parties thereto (with certain qualifications set out in the Merger Agreement and exceptions set forth in the disclosure schedule of the Merger Agreement). In the Merger Agreement, the Target Company and their respective Subsidiaries (collectively, the “Target Companies Group”) have made representations and warranties with respect to (a) corporate existence and power, (b) authorization to enter into the Merger Agreement and related transactions, (c) governmental authorization, (d) non-contravention, (e) capital structure, (f) charter documents, (g) corporate records, (h) assumed names, (i) subsidiaries, (j) consents, (k) financial statements, (l) books and records, (m) absence of certain changes, (n) properties and title to the Target Companies Group’s assets, (o) litigation, (p) contracts, (q) licenses and permits, (r) compliance with laws and regulatory matters, (s) intellectual property, (t) customers and suppliers, (u) accounts receivable, payable and affiliate loans, (v) pre-payment, (w) employees, (x) employment matters, (y) withholding, (z) real property, (aa) tax matters, (bb) environmental laws, (cc) powers of attorney and suretyships, (dd) directors and officers, (ee) finders’ fees, (ff) certain business practices, (gg) sanctions and anti-money laundering laws, (hh) investment company status, (ii) government contracts, (jj) insurance, and (kk) other information.

In the Merger Agreement, IMAQ and the Purchaser (collectively, the “Parent Parties”) have made representations and warranties with respect to, among other things, (a) corporate existence and power, (b) corporate authorization to enter into the Merger Agreement and related transactions, (c) governmental authorization, (d) finders’ fees, (e) non-contravention, (f) issuance of shares, (g) capitalization, (h) information supplied, (i) IMAQ’s trust fund, (j) listing, (k) board approval, (l) SEC documents and financials, (m) litigation, (n) compliance with laws, and (o) investment company status.

Covenants Pending Closing

Each of the Target Group and the Parent Parties has agreed, prior to the closing of the transactions contemplated by the Merger Agreement, to, and cause its Subsidiaries to, (a) conduct its respective business in the ordinary course, consistent with past practices; (b) not enter into any material transactions without the prior written consent of the other party; (c) use its commercially reasonable efforts to preserve intact its respective assets, keep available the services of its respective current officers and key employees and maintain in all material respects the current relationships with its respective suppliers, customers and other third parties; and (d) comply with all Laws applicable to it and its Subsidiaries and their respective businesses, assets and employees in all material respects. Each of the Target Group and Parent Parties also agreed not to take certain specified actions without the prior written consent of the other party (which shall not be unreasonably withheld) prior to the closing of the transactions contemplated. Each of the Target Group and the Parent Parties also agreed not to, directly or indirectly, take any action intended or designed to facilitate an Alternative Transaction as described in the Merger Agreement.

The Merger Agreement also contains covenants providing for:

●	The Target Group and Parent Parties providing access to their respective assets, offices, properties, facilities, personnel and books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

●	Each party promptly notifying the other party of certain events;

●	SEC filings and cooperation in making certain filings with the SEC;

●	The Target Group delivering its audited consolidated financial statements for the fiscal years ended December 31, 2023 and December 31, 2024 by no later than May 31, 2025;

●	Disbursement of funds in the trust account;

●	Directors’ and officers’ indemnification and insurance;

●	The Target Group acknowledging and agreeing that they are aware, and have made their directors and officers of the Target Group aware, of the restrictions imposed by the laws and rules on a Person possessing material non-public information about a publicly traded company; and

●	The formation of the Purchaser by IMAQ, as promptly as practicable after the Signing Date, no later than the day immediately prior to the Closing.

Covenants

The Target Group made certain covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) obtaining third party consents; (c) delivery of annual and interim financial statements; (d) continued employment of certain key personnel and a two-year non-compete clause post-employment; (e) cooperation in connection with financing agreements; (f) obtaining Target Company’s shareholder approval; (g) preparation of the Purchaser Incentive Plan prior to the SEC filing providing for equity awards of up to 10% of the Redomestication Merger Surviving Corporation’s share capital; (h) completion of restructuring by June 30, 2025; (i) covenant not to sue; and (j) providing all additional information requested by the Parent before Closing.

Each party further made certain covenants relating to, among other things: (a) use commercially reasonable efforts to consummate and implement the transactions contemplated by the Merger Agreement and additional agreements thereto; (b) cause the the Redomestication Merger to qualify for the intended tax treatment, (c) the Purchaser will pay all transfer taxes, file necessary returns, determine PFIC status and provide necessary information to shareholders for compliance; (c) at closing, all outstanding liabilities of the Parent Parties will be settled and paid in full; (d) compliance with all applicable agreements related to the IPO and Extension, including the registration rights agreement; (e) that Parent Parties and Target Company shall prepare and file with the SEC a registration statement and proxy statement and call a shareholder meeting following the registration statement’s effectiveness; (f) confidentiality; (g) Section 16 matters; (h) issuance of Commitment Shares; and (i) no restriction on IMAQ.

General Conditions to Closing

Consummation of the Merger Agreement and the transactions contemplated therein is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties thereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Redomestication Merger shall have been consummated and the applicable certificates and the Articles of Merger have been filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; (v) all applicable waiting periods (and any extension thereof) under the HSR Act or any other applicable anti-trust Laws shall have expired or been terminated; (vi) the approval of the Parent Shareholder Approval Matters during the IMAQ special meeting; (vii) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the board of directors and if applicable, the shareholders of Target Company; and (viii) no event, change or occurrence that could have a Material Adverse Effect, (ix) all Additional Agreements having been duly executed and delivered by all parties, and are in full force and effect; and (x) the Parent Parties and the Target Group shall have received copies of all Governmental Approvals, if any, and no such Governmental Approval shall have been revoked.

The Parent Parties’ Conditions to Closing

The Parent Parties’ obligation to close, in addition to the conditions described above, is subject to the satisfaction of the following conditions, which include, among other things, (a) each company group must fulfill all obligations by the closing date, in all material respects; (b) the representations and warranties of the Target Group being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a Material Adverse Effect; (c) all Target Group Consents having been obtained; (d) the Target Company having delivered to the Parent Parties a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Target Company; (e) the Target Company having delivered to the Parent Parties a copy of the memorandum and articles of association, certificate of incorporation, resolutions authorizing the Merger Agreement, and a recent certificate of good standing from the jurisdiction in which the Target Company is incorporated; (f) the Target Company having delivered to the Parent Parties a duly executed valuation report or fairness opinion; (g) the Target Company having delivered to the Parent Parties duly executed customary opinions from the Target Company’s local counsel in British Virgin Islands and Vietnam; (h) the Target Company having delivered to the Parent Parties a copy of each of the Additional Agreements duly executed and delivered by all parties, which shall be in full force and effect; (i) the completion of the Restructuring; and (j) the Target Company having delivered to the Parent Parties the IFRS Financials.

The Target Company’s Conditions to Closing

The Target Company’s conditions to closing, in addition to the conditions described above, include, among other things, (a) the Parent Parties having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (b) the representations and warranties of the Parent Parties contained in the Merger Agreement being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a material adverse effect; (c) no event having occurred that would result in a material adverse effect on the Parent Parties; (d) the Parent Parties having delivered to the Target Company a certificate signed by an authorized officer of Parent Parties; (e) from the date of the Merger Agreement until the closing date of the transactions, IMAQ shall have been in material compliance with reporting requirements under the Securities Act and the Exchange Act applicable to the Parent Parties; (f) the completion of Parent Shares Redemptions; (g) the appointment of directors designated by the Target Company to the board of directors of the Purchaser; and (h) the approval of the initial listing application of the Purchaser by Nasdaq.

Termination

The Merger Agreement may be terminated at any time prior to the closing:

●	by mutual written consent of the Parent Parties and the Target Company.

●	by the Parent Parties, if (i) the IFRS Financials have not been delivered by July 31, 2025; (ii) Target Group breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in the Merger Agreement; and (iii) such breach cannot be cured or is not cured within ten (10) Business Days following receipt by the Target Company of a written notice of such breach, or a different date as mutually agreed by the Parent Parties and the Target Company.

●	by the Target Company, if (i) the Parent Parties shall have breached or failed to perform or comply with any of its covenants, agreements, representations, and warranties contained in the Merger Agreement; and (ii) such breach cannot be cured or is not cured within ten (10) Business Days following receipt by the Parent Parties of a written notice of such breach.

Survival of Representations, Warranties and Covenants

The representations, warranties and covenants contained in the Merger Agreement shall not survive the Closing.

Voting and Support Agreements

Concurrently with the execution of the Merger Agreement, IMAQ, Target Company, VNB and certain shareholders of the Target Company (the “Supporting Shareholder”) entered into a voting and support agreement (the “Support Agreement”) pursuant to which such Supporting Shareholder has agreed, among other things, to vote in favor of the Share Purchase, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Parent Parties or the Target Company for consummation of the Share Purchase and the other transactions contemplated by the Merger Agreement.

In addition, the Supporting Shareholder has agreed not to sell, assign, encumber, pledge, hypothecate, dispose, loan or otherwise transfer the shares of the Target Company owned of record and beneficially by such Supporting Shareholder or over which such Supporting Shareholder has voting power, prior to the earlier to occur of (a) the closing of the Share Purchase, (b) the termination of the Merger Agreement, and (c) written agreement of the applicable Supporting Agreement and the Parent Parties.

A copy of the Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Support Agreement is qualified in its entirety by reference thereto.

Agreement Regarding Representations and Warranties

Concurrently with the execution of the Merger Agreement, IMAQ and certain principal shareholders (the “Principal Shareholders”) of VNB and the Target Company entered into an agreement (the “Agreement”) pursuant to which each of the Principal Shareholders represents and warrants to the Parent Parties that the representations and warranties contained in Article IV (Representations and Warranties of the Company Group) is true, correct and complete as of the date of the Agreement and as of the Closing Date.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the transactions, the parties will enter into the following additional agreements.

Registration Rights Agreement

The parties agree to enter into a registration rights agreement (the “Registration Rights Agreement”) with respect to the resale of the Commitment Shares, the Closing Payment Shares and the Additional Closing Shares, in the form to be mutually agreed upon by the Purchaser and the Target Company.

Lock-up Agreement

The parties agree to enter into a lock-up agreement in the form and substance to be mutually agreed upon by IMAQ and the Target Group at the closing of the Transactions.

The Merger Agreement and the additional agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about IMAQ, the Target Group or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about IMAQ, the Target Group or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that IMAQ makes publicly available in reports, statements and other documents filed with the SEC. IMAQ and the Target Company stockholders, members, managers and security holders are not third-party beneficiaries under the Merger Agreement.

Item 7.01 Regulation FD Disclosure

On April 9, 2025, IMAQ issued a press release announcing the execution of the Merger Agreement with the Target Company and VNB. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of the Target Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. The submission of the information set forth in this Item 7.01 will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Item 8.01 Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Additional Information and Where to Find It

The Merger Agreement will be submitted to shareholders of IMAQ for their consideration and approval. Purchaser and Target Company intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to IMAQ’s shareholders in connection with IMAQ’s solicitation for proxies for the vote by IMAQ’s shareholders in connection with the Merger Agreement and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Target Group’s shareholders in connection with the completion of the Merger Agreement. After the Registration Statement is filed and declared effective, IMAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Merger Agreement. IMAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with IMAQ’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Merger Agreement, because these documents will contain important information about IMAQ, Target Group and the Merger Agreement. Shareholders may also obtain a copy of the preliminary and definitive proxy statements and the prospectus, once available, as well as other documents filed with the SEC regarding the Merger Agreement and other documents filed with the SEC by IMAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to IMAQ.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of IMAQ’s and the Target Company’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IMAQ and the Target Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

Any forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IMAQ and the Target Group. These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect IMAQ, the Target Group or the combined company or the expected benefits of the transaction; the failure to obtain approval of the shareholders of IMAQ or the Target Group; the failure to realize the anticipated benefits of the proposed transaction; matters discovered by the parties as they complete their respective due diligence investigation of the other party; costs related to the proposed transactions; IMAQ’s failure to satisfy the conditions to the consummation the proposed transactions, including the approval of the Merger Agreement, the Additional Agreements and the other transactions contemplated hereby or thereby by the stockholders of IMAQ, the risk that the proposed transactions may not be completed by the stated deadlines and the potential failure to obtain an extension of the stated deadlines; the outcome of any legal proceedings that may be instituted against IMAQ or the Target Company related to the proposed transactions; the attraction and retention of qualified directors, officers, employees and key personnel following the proposed transactions, combined company’s ability following the proposed transactions to compete effectively in a highly competitive market; the ability to protect and enhance the Target Company’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in the Target Company’s industry; the uncertain effects of any pandemics; the risk of downturns and the possibility of rapid change in the highly competitive industries in which the Target Group operates or the markets that the Target Group targets; future financial performance of IMAQ following the transaction; the ability of the Target Group to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the risk that the transaction disrupts current plans and operations of the Target Group as a result of the announcement and consummation of the transaction; the possibility that the Target Group may be adversely affected by other economic, business, regulatory, and/or competitive factors; the evolution of the markets in which the Target Group competes, including technological changes and other trends affecting the biofuel industry; the ability of the Target Group to implement its existing strategic initiatives and continue to innovate; the risk that the Target Group may not be able to execute its growth strategy and the timing of expected business milestones; and the risk of declines or disruptions in the Vietnamese economy. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that IMAQ and the Target Company do not presently know, or that IMAQ and the Target Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect IMAQ’s and the Target Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the exhibits hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the exhibits hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of IMAQ and the Target Company described above. IMAQ and the Target Company anticipate that subsequent events and developments will cause their assessments to change. However, while IMAQ and the Target Company may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law.

Participants in the Solicitation

IMAQ and the Target Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from IMAQ’s stockholders in connection with the proposed Merger Agreement. A list of the names of the directors and executive officers of IMAQ and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the second paragraph under the above section entitled “Important Information for Investors and Stockholders.”

IMAQ and the Target Group, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from IMAQ’s shareholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of IMAQ’S shareholders in connection with the proposed Transaction will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transaction. You can find more information about IMAQ’s directors and executive officers in IMAQ’s definitive proxy statement related to its Annual General Meeting dated December 9, 2024 and IMAQ’s Current Report on Form 8-K dated March 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the section entitled “Additional Information and Where to Find It.”

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Merger Agreement, dated as of April 3, 2025, by and among International Media Acquisition Corp., VCI Holdings Limited, and Vietnam Biofuels Development Joint Stock Company.
10.1*	Voting and Support Agreement, dated as of April 3, 2025, by and among International Media Acquisition Corp., VCI Holdings Limited, Vietnam Biofuels Development Joint Stock Company and certain shareholders of VCI Holdings Limited.
10.2*	Agreement, dated as of April 3, 2025 by and among International Media Acquisition Corp., VCI Holdings Limited, Vietnam Biofuels Development Joint Stock Company and certain shareholders of VCI Holdings Limited and Vietnam Biofuels Development Joint Stock Company.
99.1	Press Release dated April 9, 2025
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). International Media Acquisition Corp. agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 9, 2025

INTERNATIONAL MEDIA ACQUISITION CORP.

By:	/s/ Yu-Fang Chiu
Name:	Yu-Fang Chiu
Title:	Chief Executive Officer